UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Greenhill & Co., Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

395259104

(CUSIP Number)

Robert F. Greenhill

c/o Greenhill & Co., Inc.

1271 Avenue of the Americas

New York, New York 10020

(212) 389-1500

with a copy to:

Harold J. Rodriguez, Jr.

Greenhill & Co., Inc.

1271 Avenue of the Americas

New York, New York 10020

(212) 389-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 395259104	13D	Page 1 of 8

1	Names of Reporting Persons Robert F. Greenhill
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 425,212
	8	Shared Voting Power 2,028,684
	9	Sole Dispositive Power 425,212
	10	Shared Dispositive Power 2,028,684

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,453,896
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.7%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 395259104	13D	Page 2 of 8

1	Names of Reporting Persons Greenhill Family Limited Partnership
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 989,524
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 989,524

11	Aggregate Amount Beneficially Owned by Each Reporting Person 989,524
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.5%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 395259104	13D	Page 3 of 8

1	Names of Reporting Persons Riversville Aircraft Corporation II
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 239,680
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 239,680

11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,680
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.3%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 395259104	13D	Page 4 of 8

1	Names of Reporting Persons Socatean Partners
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 799,480
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 799,480

11	Aggregate Amount Beneficially Owned by Each Reporting Person 799,480
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.5%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 395259104	13D	Page 5 of 8

Explanatory Note

The purpose of this Amendment No. 5 (the “Amendment No. 5”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission on November 17, 2017, as amended on May 25, 2018, September 4, 2018, November 15, 2018 and October 17, 2019 (the “Schedule 13D”) is to reflect an increase in the percentage of the shares of Common Stock, par value $0.01 per share (the “Shares”), of Greenhill & Co., Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons. The increase in the percentage of the Shares beneficially owned by the Reporting Persons since the Schedule 13D was last amended on October 17, 2019 is attributable to (i) Robert F. Greenhill receiving 71,564 Shares on February 6, 2020 from the settlement of vested Restricted Stock Units (140,821 Restricted Stock Units vested and 69,257 Shares were withheld to satisfy applicable tax withholding obligations) and (ii) a decrease in the outstanding Shares. Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 5 and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended to reflect that (i) Robert F. Greenhill has ceased to be Senior Chairman of the Issuer and is now Chairman Emeritus of the Issuer and (ii) the address of each of the Reporting Persons has ceased to be c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022 and is now c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On February 6, 2020, Robert F. Greenhill received 71,564 Shares from the settlement of vested Restricted Stock Units (140,821 Restricted Stock Units vested and 69,257 Shares were withheld to satisfy applicable tax withholding obligations). This transaction was made pursuant to the Prior Plan (as defined in Item 6).

Item 4. Purpose of Transaction.

The second sentence of the first paragraph under Item 4 is hereby amended and restated as follows:

Robert F. Greenhill is the founder, former Chief Executive Officer, former Chairman of the Board of Directors, former Senior Chairman and current Chairman Emeritus of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) See Item 9 on the Cover Pages to this Amendment No. 5. Percentages are based on 17,919,275 Shares outstanding as of January 18, 2022.

CUSIP No. 395259104	13D	Page 6 of 8

As of the date hereof, the Reporting Persons beneficially own 2,453,896 Shares as a group, representing approximately 13.7% of the outstanding Shares.

Robert F. Greenhill. Robert F. Greenhill is the direct beneficial owner of 425,212 Shares, representing approximately 2.4% of the outstanding Shares.

Greenhill Family Limited Partnership. Robert F. Greenhill controls Greenhill Family Limited Partnership. Greenhill Family Limited Partnership is the direct beneficial owner of 989,524 Shares, representing approximately 5.5% of the outstanding Shares.

Riversville Aircraft Corporation II. Robert F. Greenhill controls Riversville Aircraft Corporation II. Riversville Aircraft Corporation II is the direct beneficial owner of 239,680 Shares, representing approximately 1.3% of the outstanding Shares.

Socatean Partners. Robert F. Greenhill controls Socatean Partners. Socatean Partners is the direct beneficial owner of 799,480 Shares, representing approximately 4.5% of the outstanding Shares.

(b) Number of Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See item 7 on the Cover Pages to this Amendment No. 5.

(ii)	Shared power to vote or to direct the vote: See item 8 on the Cover Pages to this Amendment No. 5.

(iii)	Sole power to dispose or to direct the disposition: See item 9 on the Cover Pages to this Amendment No. 5.

(iv)	Shared power to dispose or to direct the disposition: See item 10 on the Cover Pages to this Amendment No. 5.

(c) On February 6, 2020, Robert F. Greenhill received 71,564 Shares from the settlement of vested Restricted Stock Units (140,821 Restricted Stock Units vested and 69,257 Shares were withheld to satisfy applicable tax withholding obligations).

Except as described in this Item 5(c), there have been no transactions in Shares effected during the past 60 days by any of the Reporting Persons.

CUSIP No. 395259104	13D	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 20, 2022

Robert F. Greenhill

By:	/s/ Robert F. Greenhill
Name:	Robert F. Greenhill

Greenhill Family Limited Partnership

By:	/s/ Robert F. Greenhill
Name:	Robert F. Greenhill
Title:	General Partner

Riversville Aircraft Corporation II

By:	/s/ Robert F. Greenhill
Name:	Robert F. Greenhill
Title:	President

Socatean Partners

By:	/s/ Robert F. Greenhill
Name:	Robert F. Greenhill
Title:	Managing General Partner

EXHIBIT INDEX

Exhibit Number	Description
1	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed on March 13, 2015).*

2	Joint Filing Agreement, dated November 17, 2017, by and among the Reporting Persons.*

3	Greenhill & Co., Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed on March 20, 2019).*

*	Previously filed.